1(858) 458-3031

teriobrien@paulhastings.com

April 26, 2012

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:        Ms. Sherry Haywood

Ms. Pamela Long

Re:	Gevo, Inc.

Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-180097)

Dear Ms. Haywood and Ms. Long:

Reference is made to that certain Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”), by our client Gevo, Inc. (the “Company”), on March 14, 2012 (the “Initial Registration Statement”), as amended by Pre-Effective Amendment No. 1, filed with the Commission on April 11, 2012 (Amendment No. 1). The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Registration Statement.”

This letter has been prepared in response to comments received from the staff of the Commission (the “Staff”) by letter dated April 25, 2012 with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

General

1.	We note your response to comment 1 in our letter dated April 5, 2012. Please provide us with a calculation of your public float that shows how you meet the $75 million requirement of Instruction I.B.1 of Form S-3. Please show us how you determined the number of your shares held by non-affiliate stockholders (separately identifying shares held by holders of greater than 5% of your shares), and the date and price per share you are relying upon. Please note that the dates at which you reference the price and the number of shares held by non-affiliates must be within 60 days before the initial filing date of your Form S-3 registration statement.

The Company respectfully advises the Staff that it has determined that the aggregate market value of its outstanding common equity held by non-affiliates on March 13, 2012, the day before the Registration Statement was filed with Commission, was approximately $144 million. The Company’s calculation is based upon the closing sales price of the Company’s common stock on the NASDAQ Global Market on March 13, 2012, which was $9.81 per share. As described in our previous response letter, dated April 11, 2012, for purposes of calculating the aggregate market value of the Company’s outstanding common equity held by non-affiliates, the Company has

United States Securities and Exchange Commission

April 26, 2012

excluded the shares of its common stock held by its directors and executive officers and the shares of its common stock held by the following stockholders of the Company: Khosla Ventures, together with its affiliated entities, Virgin Green Fund I, L.P., together with its affiliated entities, and Malaysian Life Sciences Capital Fund Ltd., each of which has been determined to be an “affiliate” of the Company as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”). Per your request, we have attached as Schedule A to this response letter, a copy of the Company’s calculation of the aggregate market value of its outstanding common equity held by non-affiliates on March 13, 2012.

2.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not qualify as an “emerging growth company” as defined in the Act. It is our understanding that pursuant to Section 101(d) of the Act, an issuer does not qualify as an “emerging growth company” if the first sale of the issuer’s common equity securities pursuant to an effective registration statement under the Securities Act occurred on or before December 8, 2011. The Company’s initial Registration Statement on Form S-1 (the “Form S-1”) was declared effective by the Commission on February 8, 2011 and its sale of equity securities pursuant to the Form S-1 closed on February 14, 2011. As a result, the Company does not qualify as an “emerging growth company” under the Act and does not believe that it is necessary to amend its Registration Statement to include disclosure regarding the Act.

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United States Securities and Exchange Commission

April 26, 2012

The Company respectfully requests the Staff’s assistance in completing its review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to Teri O’Brien at (858) 458-3031.

Sincerely,

/s/ Teri E. O’Brien
Teri E. O’Brien
of PAUL HASTINGS LLP

SCHEDULE A

Calculation of Aggregate Market Value of Outstanding Securities

(A)	Closing Price of Gevo, Inc. Common Stock on March 13, 2012	$9.81

(B)	Shares of Gevo, Inc. Common Stock Outstanding on March 13, 2012	26,503,992

(C)	Shares of Gevo, Inc. Common Stock held by Affiliates on March 13, 2012:

	Entities affiliated with Khosla Ventures	7,224,000
	Entities affiliated with Virgin Green Fund I, L.P.	2,753,918
	Malaysian Life Sciences Capital Fund Ltd.	1,671,425
	Directors and Executive Officers of the Company	170,891
	Total	11,820,234

(D)	Total Outstanding Shares of Gevo, Inc. Common Stock Held by Non-Affiliates (B - C)	14,683,758

(E)	Aggregate Market Value of Outstanding Securities of Gevo, Inc. (A × D)	$144,047,666